SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D


                    Under the Securities Exchange Act of 1934



                       EAST TEXAS FINANCIAL SERVICES, INC.

                                (Name of Issuer)


                          Common Stock, $.01 par value

                         (Title of Class of Securities)


                                     0-24848


                                 (CUSIP Number)


                             David J. Harris, Esq.,
          1775 Eye Street, N.W., Washington, D.C. 20005 (202) 261-3385

                  (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                February 13, 2002


             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box |_|.


The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see he Notes).

--------- ----------------------------------------------------------------------
   1
          NAME OF REPORTING PERSON
          SS. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
          Josiah T. Austin, S.S.N. ###-##-####
--------- ----------------------------------------------------------------------
   2
          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP             (a)  |_|
                                                                       (b)   x

--------- ----------------------------------------------------------------------
   3
          SEC USE ONLY



--------- ----------------------------------------------------------------------
   4
          SOURCE OF FUNDS
          OO and WC
--------- ----------------------------------------------------------------------
   5
          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED
          PURSUANT TO ITEMS 2(d) or 2(e)                                    |_|

--------- ----------------------------------------------------------------------
   6
          CITIZENSHIP OR PLACE OF ORGANIZATION
          United States

----------------------- --------- ----------------------------------------------
      NUMBER OF            7
        SHARES                    SOLE VOTING POWER
     BENEFICIALLY
       OWNED BY                   0
         EACH
      REPORTING
        PERSON
         WITH
                        --------- ----------------------------------------------
                           8
                                  SHARED VOTING POWER

                                  81,000
                        --------- ----------------------------------------------
                           9
                                  SOLE DISPOSITIVE POWER

                                  0
                        --------- ----------------------------------------------
                           10
                                  SHARED DISPOSITIVE POWER

                                  81,000

------------ -------------------------------------------------------------------
    11
             AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
             81,000
------------ -------------------------------------------------------------------
    12
             CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
             CERTAIN SHARES                                                 |_|


------------ -------------------------------------------------------------------
    13
             PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
             6.97%
------------ -------------------------------------------------------------------
    14
             TYPE OF REPORTING PERSON
             IN
------------ -------------------------------------------------------------------

--------- ----------------------------------------------------------------------
   1
          NAME OF REPORTING PERSON
          SS. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
          El Coronado Holdings, L.L.C.
--------- ----------------------------------------------------------------------
   2
          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP             (a)  |_|
                                                                       (b)   x

--------- ----------------------------------------------------------------------
   3
          SEC USE ONLY



--------- ----------------------------------------------------------------------
   4
          SOURCE OF FUNDS
          OO and WC
--------- ----------------------------------------------------------------------
   5
          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED
          PURSUANT TO ITEMS 2(d) or 2(e)                                    |_|

--------- ----------------------------------------------------------------------
   6
          CITIZENSHIP OR PLACE OF ORGANIZATION
          Arizona

----------------------- --------- ----------------------------------------------
      NUMBER OF            7
        SHARES                    SOLE VOTING POWER
     BENEFICIALLY
       OWNED BY                   0
         EACH
      REPORTING
        PERSON
         WITH
                        --------- ----------------------------------------------
                           8
                                  SHARED VOTING POWER

                                  81,000
                        --------- ----------------------------------------------
                           9
                                  SOLE DISPOSITIVE POWER

                                  0
                        --------- ----------------------------------------------
                           10
                                  SHARED DISPOSITIVE POWER

                                  81,000

------------ -------------------------------------------------------------------
    11
             AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
             81,000
------------ -------------------------------------------------------------------
    12
             CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
             CERTAIN SHARES                                                 |_|


------------ -------------------------------------------------------------------
    13
             PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
             6.97%
------------ -------------------------------------------------------------------
    14
             TYPE OF REPORTING PERSON
             HC
------------ -------------------------------------------------------------------

ITEM 1.  Security and Issuer.

     This Statement relates to the shares of common stock, $.01 par value ("Common Stock"), of East Texas Financial Services, Inc. (the "Company"). The address of the Company is 1200 South Beckham Avenue, Tyler, Texas 75701-3319. The Statement is being filed on behalf of Josiah T. Austin, a U.S. citizen, and El Coronado Holdings, LLC ("ECH"), an Arizona limited liability company (collectively the "Reporting Persons").


ITEM 2.  Identity and Background.

     Further information regarding the identity and background of the Reporting Persons is as follows:

     For Mr. Austin:

     (a)  Josiah T. Austin (hereinafter "Austin")

     (b)  El Coronado Ranch, 12626 Turkey Creek Road, Pearce, Arizona 85625.

     (c)  Present principal  occupation:  individual  investor;

     For ECH:

     (a)  El Coronado Holdings, L.L.C.;

     (b)  12626 Turkey Creek Road, Pearce, Arizona 85625;

     (c)  Holding Company;

     (d)-(e) During the last five years, none of the Reporting Persons nor, to the best of the knowledge of the Reporting Persons, the members or controlling persons of any Reporting Person have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.


Item 3.  Source and Amount of Funds or Other Consideration.

     The total consideration for all shares of Common Stock acquired to date is $955,890. The shares herein reported as beneficially owned by the Reporting Persons were acquired as follows:

          (1) Austin is the sole Managing Member of ECH. Acting on behalf of ECH, Austin purchased on February 13, 2002, 81,000 shares in the open market for an aggregate consideration (exclusive of brokers' commission) of $955,890. All purchases were made through various brokerage firms, and the primary source of funding for these acquisitions was available funds.

     All dollar amounts are in United States dollars.


Item 4.  Purpose of Transactions.

     The acquisitions of Common Stock to which this statement relates have been made for investment. Austin, as sole Managing Member of ECH, will continuously evaluate the business, financial conditions and prospects of the Company, as well as conditions in the economy and the banking industry in general, with a view toward determining whether to hold, decrease or add to these investments in Common Stock.


Item 5.  Interest in Securities of the Issuer.

     (a) Austin is the beneficial owner of 81,000 shares (6.97%, based on 1,162,300 shares of Common Stock outstanding as of December 31, 2001, as reported on the Company's 10-QSB filed on February 14, 2002) of the Common Stock, in his capacity as sole Managing Member of ECH. ECH is the beneficial owner of 81,000 shares (6.97%, based on 1,162,300 shares of Common Stock outstanding as of December 31, 2001, as reported on the Company's 10-QSB filed on February 14, 2002) of the Common Stock.

     (b) As sole Managing Member of ECH, Austin shares with ECH the power to vote or to dispose or to direct the disposition of 81,000 shares of Common Stock.

     (c) No transactions in the Common Stock have been effected by the Reporting Persons during the last 60 days, except the following transactions, each of which was made in a broker's transaction in the open market. Prices do not include brokerage fees.

Reporting Person                           Sale/Purchase         Date                No. of Shares       Price Per Share
----------------                           -------------         ----                -------------       ---------------

Josiah T. Austin, on behalf of El          Purchase              2/13/02             12,000              $11.75
Coronado Holdings                          Purchase              2/13/02             69,000              $11.81


     (d) No person other than the Reporting Persons, has any right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, such securities.

     (e)  Not applicable.


Item 6. Contracts, Arrangements, Understandings or Relations With Respect to Securities of the Issuer.

     There are no contracts, arrangements, understandings or relationships (legal or otherwise) between ECH, Austin and any person with respect to any securities of the Company.


Item 7.  Materials Filed as Exhibits.

     None.





               [REMAINDER OF THIS PAGE INTENTIONALLY LEFT BLANK].

                                    SIGNATURE

     After reasonable inquiry and to the best knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.


Date: February 20, 2002                   /s/
                                          -----------------------------------
                                          Josiah T. Austin,
                                          as sole Managing Member of
                                          El Coronado Holdings LLC